PureWild Co Inc



ANNUAL REPORT

520 FOOTHILL RD

OJAI, CA 93023-2429

(805) 217-2001

https://purewildco.com/

This Annual Report is dated April 26, 2024.

BUSINESS

PureWild Co, Inc. ("PureWild" or the “Company”) is a c corporation organized under the laws of the state of California that produces clean marine collagen drinks, wine, and supplements. The Company’s business model consists of retail sales and direct-to-consumer sales focused on women aged 30-60. Our collagen drinks are sold across 50 states at retail grocery stores like Central Market and at 5-star hotels like the Ritz Carlton and Four Seasons properties as well as direct-to-consumer businesses online.

The Company's top 3 reasons to invest: Collagen in food and beverage is a Megatrend but to our knowledge, no other collagen companies offer certified non-GMO clean products that at sustainably made. PureWild Co has a unique selling position with retail, hotels and spas, senior living facilities (collagen is the best wellness support for an aging community), and direct-to-consumer for our line of supplements.

We have retail distribution with the 2 largest natural foods distributors in the country: United Natural Foods (UNFI) and KeHE Natural Foods and a DTC nationwide fulfillment center based in Las Vegas Nevada. PureWild's founder has deep experience in creating clean flavorful products as well as marketing experience from her years creating movie advertising campaigns for major Hollywood studios. Our sales broker team is top quality and our CFO has led numerous CPG companies to 9 figures in annual sales.

The Company’s Intellectual Property (“IP”): The Company was granted the U.S. Trademark to PureWild Co, which filed with the USPTO on December 20, 2021. In addition to this, PureWild Co has other IP that it has developed including trade secrets in the form of its proprietary collagen formula.

PureWild was originally formed as a limited liability company on May 22, 2020, under Delaware law. For tax purposes, PureWild Co Inc. was incorporated on January 21, 2021, under California law as the new company entity. PureWild Co LLC was dissolved on January 1, 2021.

Previous Offerings

none

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

<center>**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION**</center>

<center>**AND RESULTS OF OPERATION**</center>

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

Revenue for the fiscal year 2023 was $ 243,000 compared to the fiscal year 2022 growth revenue of $152,000

Expenses

The Company's expenses consist of, among other things, COGS, marketing and sales expenses, fees for professional services, inventory, and research and development expenses.

Historical results and cash flows:

The Company is currently in the revenue-generating stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company is scaling much faster than in previous periods and adding new products in the coming months. Past cash was primarily generated through: sales; equity investments; SBA loans. Our goal is to reach profitability by 2025. Our current revenue is generated solely by drink sales, and by test sales of our collagen wine. Future cash flow predictions include added distribution along with new product launches with substantial margins and a greatly increased customer base.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $2,397.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Chickasaw Community Bank

Amount Owed: $251,055.00

Interest Rate: 4.5%

Maturity Date: February 28, 2025

Creditor: Foothill Productions

Amount Owed: $1,552,000.00

Interest Rate: 7.0%

Maturity Date: January 01, 2028

<center>**DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES**</center>

Our directors and executive officers as of the date hereof, are as follows:

Name: Cindy Convery

Cindy Convery's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: January, 2019 - Present

Responsibilities: Day to day operations, product development, strategy. Early stage company so no salaries are being paid.

Position: CEO/President

Dates of Service: January, 2019 - Present

Responsibilities: Manage day to day operations including production, sales and product development

Position: Secretary

Dates of Service: January, 2019 - Present

Responsibilities: The Secretary shall give notice of all meetings of the Board of Directors and Executive Committee, if any, shall keep an accurate list of the directors, and shall have the authority to certify any records, or copies of records, as the official records of the corporation. The Secretary shall maintain the minutes of the Board of Directors' meetings and all committee meetings.

Position: Treasurer/CFO

Dates of Service: January, 2019 - Present

Responsibilities: The Treasurer shall be responsible for conducting the financial affairs of the corporation as directed and authorized by the Board of Directors and Executive Committee, if any, and shall make reports of the corporation's finances as required, but no less often than at each meeting of the Board of Directors and Executive Committee.

Name: Derek Opperman

Derek Opperman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder

Dates of Service: January, 2021 - Present

Responsibilities: Marketing. Early stage company so no salaries are being paid.

Other business experience in the past three years:

Employer: C3 Creative Code & Content GmbH

Title: Content Director

Dates of Service: February, 2016 - December, 2020

Responsibilities: Creative team lead

Other business experience in the past three years:

Employer: Self-Employed

Title: Freelance Digital Marketing Consultant

Dates of Service: January, 2008 - Present

Responsibilities: Provided marketing, analytics, advertising, and content consulting

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Cynthia Convery

Amount and nature of Beneficial ownership: 8,400,000

Percent of class: 87.44

Title of class: Common Stock

Stockholder Name: Derek Opperman

Amount and nature of Beneficial ownership: 933,334

Percent of class: 9.71

RELATED PARTY TRANSACTIONS

Name of Entity: Foothill Productions

Names of 20% owners: Cindy Convery

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Foothill Productions loaned start-up funds to the Company

Material Terms: Foothill Productions provided start-up funds in the terms of a loan with 8% interest to be repaid upon sale of the Company

OUR SECURITIES

The company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 713,333 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 9,333,334 outstanding.

Voting Rights

one vote per share

Material Rights

There are no material rights associated with Common Stock.

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $300,000.00

Interest Rate: %

Discount Rate: 20.0%

Valuation Cap: None

Conversion Trigger: series A

Material Rights

Conversion. If there is Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share of the Standard Preferred Stock. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or(ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the liquidity price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of proceeds equal to the Cash- Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock.

Creditor Rights. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable proceeds will be distributed pro rata to the

Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the food and beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. The Convertible Promissory Notes have no rights to vote until the date of maturity The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2024.

PureWild Co Inc

By   /s/ *Cynthia Convery*

     Name: <u>PureWild Co Inc</u>

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Pure Wild Co Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Petty Cash	300.00
PW Inc Checking	1,607.41
Wells Fargo Checking 8176	31.11
Total Bank Accounts	**$1,938.52**
Accounts Receivable	
Accounts Receivable	38,473.65
Total Accounts Receivable	**$38,473.65**
Other Current Assets	
Amazon Clearing	-285.32
Inventory Asset	196,746.06
Deferred Inventory	0.00
Raw Materials	307,099.94
Total Inventory Asset	**503,846.00**
MM - Cash Holding	0.00
PayPal Clearing	0.00
Prepaid Expenses	0.00
Shopify Clearing	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$503,560.68**
Total Current Assets	**$543,972.85**
Fixed Assets	
Accumulated Amortization	-88,744.30
Accumulated Depreciation	1,438.04
Furniture and Fixtures	0.00
Intangible Assets - Website	177,500.00
Leasehold Improvements	3,616.00
Total Fixed Assets	**$93,809.74**
TOTAL ASSETS	**$637,782.59**

Pure Wild Co Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	23,812.57
Total Accounts Payable	**$23,812.57**
Credit Cards	
Credit Card #2314	4,899.35
Credit Card #9658	12,002.25
Credit Card 1887	0.00
Wells Fargo Credit Card 9771	9,703.15
Total Credit Cards	**$26,604.75**
Other Current Liabilities	
Accrued Expenses	11,619.15
Cash Infusion - SBA Loan	251,055.59
Deferred Revenue	0.00
Loan Payable - Intuit	24,471.68
napa Payable	260.55
none Payable	0.00
Pac Western Loan	0.00
Sales Tax Payable	0.00
SBAD TREAS 310	0.00
South Carolina Charleston Payable	127.80
South Carolina Payable	30.60
Vermont Payable	0.00
Total Other Current Liabilities	**$287,565.37**
Total Current Liabilities	**$337,982.69**
Long-Term Liabilities	
Loans	
L/P Foothill Productions	0.00
Safe Notes	0.00
Total Loans	**0.00**
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$337,982.69**
Equity	
Member 1 Equity	-626,828.41
Member 1 Contributions	460,060.00
Member 1 Draws	-419.00
Total Member 1 Equity	**-167,187.41**
Opening Balance Equity	0.00
Retained Earnings	-64,015.98

Pure Wild Co Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
SAFE - Christine Steiner	25,000.00
SAFE - David Trudeau	200,000.00
SAFE - Deborah Miles	1,000.00
SAFE - Foothill Productions	650,612.70
SAFE - Kathleen Schafer	5,000.00
SAFE - Margaret Salyer	25,000.00
SAFE - Rainbow Bridge	100,000.00
SAFE - The Entrust Group Inc. FBO Joy Lee Wenzlaff	105,283.01
Net Income	-580,892.42
Total Equity	**$299,799.90**
TOTAL LIABILITIES AND EQUITY	**$637,782.59**

Pure Wild Co Inc.

Profit and Loss
January - December 2022

	TOTAL
Income	
Returns and Allowances	
MCBs	-199.92
Returns/Refunds	-64.34
Total Returns and Allowances	**-264.26**
Revenue	
Revenue - Faire	4,149.38
Revenue - Shopify	20,044.90
Revenue - Wholesale	128,045.84
Total Revenue	**152,240.12**
Sales Discounts	-25,244.34
Sales of Product Income	3,036.21
Uncategorized Income	1,323.34
Total Income	**$131,091.07**
Cost of Goods Sold	
Cost of Goods Sold	112,021.02
Inventory Adjustment	6,272.98
Total Cost of Goods Sold	**$118,294.00**
GROSS PROFIT	**$12,797.07**
Expenses	
General & Administrative Exp	
Automobile Expense	58.00
Bank Service Charges	21,163.20
Charitable Donations	10.00
Corporate Events	2,264.14
Dues & Subscriptions	26,804.65
Insurance Expense	13,437.94
IT & Software Expense	460.62
Licenses & Permits/Certification	5,225.58
Office Supplies	-1,675.30
Postage	27,442.77
Rent Expense	98,854.60
Stationery & Printing	2,455.00
Tax Expense	1,199.73
Total General & Administrative Exp	**197,700.93**
Interest Expense	29,788.34
Marketing	8,036.94
Advertising and Promotion	90,659.65
Brokerage Fees	53,312.28
Digital Advertising - Ecom	7,639.94
Digital Marketing	30,219.07

Pure Wild Co Inc.

Profit and Loss

January - December 2022

	TOTAL
Events/Trade Shows	2,839.36
Other Marketing	972.71
Publicity	3,000.00
Samples	1,215.00
Web Development	950.00
Total Marketing	**198,844.95**
Merchant Account Fees	117.92
Professional Fees	
Accounting	18,074.75
Consulting	25,812.85
Contractor Wages	121.00
Legal	28,836.98
Outside Services	149.50
Total Professional Fees	**72,995.08**
QuickBooks Payments Fees	549.72
Travel Expenses	41.70
Airfare & Lodging	6,406.19
Meals and Entertainment	2,024.78
Other Travel Expenses	3,248.24
Total Travel Expenses	**11,720.91**
Uncategorized Expense	0.00
Warehouse & Logistics	
Freight Out	73,969.19
Fullfillment	25,500.00
Storage Fees	13,980.74
Total Warehouse & Logistics	**113,449.93**
Total Expenses	**$625,167.78**
NET OPERATING INCOME	**$ -612,370.71**
Other Income	
Interest Income	4.32
Other Miscellaneous Income	1,351.66
Total Other Income	**$1,355.98**
Other Expenses	
Amortization Expense	59,161.00
Depreciation Expense	89.00
Suspense	3,380.00
Total Other Expenses	**$62,630.00**
NET OTHER INCOME	**$ -61,274.02**
NET INCOME	**$ -673,644.73**

Pure Wild Co Inc.

Profit and Loss
January - December 2023

	TOTAL
Income	
Revenue	
Revenue - Faire	6,725.16
Revenue - Shopify	27,024.18
Revenue - Wholesale	209,287.50
Total Revenue	**243,036.84**
Sales Discounts	0.00
Sales Discounts	-62,922.62
Total Sales Discounts	**-62,922.62**
Sales of Product Income	6,946.14
Service Income	2,000.00
Shipping Income	460.00
Uncategorized Income	1,744.41
Total Income	**$191,264.77**
Cost of Goods Sold	
Cost of Goods Sold	195,071.49
Total Cost of Goods Sold	**$195,071.49**
GROSS PROFIT	**$ -3,806.72**
Expenses	
General & Administrative Exp	
Automobile Expense	10.00
Bank Service Charges	3,039.64
Charitable Donations	3,000.00
Dues & Subscriptions	10,859.67
Insurance Expense	20,073.38
IT & Software Expense	874.94
Licenses & Permits/Certification	4,193.53
Office Supplies	1,314.77
Postage	29,592.93
Rent Expense	131,100.03
Repairs and Maintenance	500.00
Stationery & Printing	1,062.54
Utilities	362.10
Telephone & Internet Expense	1,636.00
Total Utilities	**1,998.10**
Total General & Administrative Exp	**207,619.53**
Interest Expense	32,506.60

Profit and Loss
January - December 2023

	TOTAL
Marketing	150.00
Advertising and Promotion	19,465.54
Brokerage Fees	46,000.00
Digital Advertising - Ecom	14,315.45
Digital Marketing	42,109.64
Events/Trade Shows	14,227.09
Other Marketing	3,561.17
Promotional Merchandise	314.56
Samples	37.80
Web Development	100.79
Total Marketing	**140,282.04**
Merchant Account Fees	72.00
Professional Fees	
Accounting	33,708.25
Consulting	24,005.00
Design Fees	2,132.50
Legal	3,312.38
Outside Services	2,367.89
Total Professional Fees	**65,526.02**
Purchases	53.49
QuickBooks Payments Fees	1,198.82
Travel Expenses	11,555.49
Airfare & Lodging	7,701.05
Meals and Entertainment	2,157.51
Other Travel Expenses	3,390.73
Total Travel Expenses	**24,804.78**
Uncategorized Expense	14,445.72
Warehouse & Logistics	
Freight Out	26,611.82
Fullfillment	28,125.00
Storage Fees	4,777.97
Total Warehouse & Logistics	**59,514.79**
Total Expenses	**$546,023.79**
NET OPERATING INCOME	**$ -549,830.51**
Other Income	
Interest Income	9.27
Other Miscellaneous Income	638.18
Total Other Income	**$647.45**
Other Expenses	
Amortization Expense	29,583.30
Depreciation Expense	1,632.44

Pure Wild Co Inc.

Profit and Loss
January - December 2023

	TOTAL
Other Expense	318.62
Suspense	175.00
Total Other Expenses	**$31,709.36**
NET OTHER INCOME	**$ -31,061.91**
NET INCOME	**$ -580,892.42**

NOTE 1 – NATURE OF OPERATIONS

PUREWILD CO. INC was formed on JAN. 31, 2021 ("Inception") in the State of California. The financial statements of PureWild Co. Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ojai, CA 93230.

PureWild Co. Inc. PureWild Co. provides clean marine collagen wellness products to our customers. Product line includes collagen supplements for women recovering from breast cancer, autoimmune disorders, and osteoporosis; functional beverages and the first-to-market collagen-infused low-alcohol wines.

The Company's vision is to create the best quality marine collagen products available to support overall wellness based on the premise that when people are healthy, they feel better, act better, and have a better outlook on the world.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from _sales__ when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and __CA_ state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority. ["all periods since inception" should be changed if the company has been in business longer than 3 years. Generally the Company will only be open to examination for tax returns filed in the past 3 years. If the company is under examination/audit, change the last sentence accordingly. Add Notes for inventory, PP&E, Accrued Liabilities, Debt (traditional or convertible) if additional detail is needed. If the Company has debt, you will likely need a note for such and thus the example includes some typical language.]

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
[Add Notes for inventory, PP&E, Accrued Liabilities, Debt (traditional or convertible) if additional detail is needed. If the Company has debt, you will likely need a note for such and thus the example includes some typical language.]

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. [Add discussion of any material commitments such as:
- Short-term and long-term contractual obligations with the suppliers for future purchases
- Capital expenditure commitment contracted but not yet incurred
- Non-cancelable operating leases,
- long term leases (>1 year) of property, land, facilities or equipment,
- Unused letters of credit or obligations to reduce debt]

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of _10,000,000__ shares of our common stock with par value of $0.___. As of 1/2022 the company has currently issued 10,000,000____ shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Founders have loaned $1,592,540 to the company in the form of a convertible note at 8% interest due upon the sale of the company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through Dec. 31 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Pure Wild Co Inc.

Statement of Cash Flows
January 2022 - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,250,197.99
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-21,439.45
Amazon Clearing	285.32
Inventory Asset	-137,724.46
Inventory Asset:Deferred Inventory	42.00
Inventory Asset:Raw Materials	-218,606.70
MM - Cash Holding	145,000.00
PayPal Clearing	585.35
Prepaid Expenses	2,023.60
Shopify Clearing	140.09
Accumulated Amortization	88,744.30
Accounts Payable	23,812.57
Credit Card #2314	4,899.35
Credit Card #9658	8,122.09
Credit Card 1887	0.00
Wells Fargo Credit Card 9771	9,703.15
Accrued Expenses	11,619.15
Cash Infusion - SBA Loan	-32,641.33
Deferred Revenue	-150.00
Loan Payable - Intuit	15,510.10
napa Payable	260.55
none Payable	0.00
Pac Western Loan	0.00
Sales Tax Payable	-198.16
South Carolina Charleston Payable	127.80
South Carolina Payable	30.60
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-99,854.08**
Net cash provided by operating activities	**$ -1,350,052.07**
INVESTING ACTIVITIES	
Accumulated Depreciation	-3,527.57
Intangible Assets - Website	-92,500.00
Net cash provided by investing activities	**$ -96,027.57**
FINANCING ACTIVITIES	
Loans:L/P Foothill Productions	247,375.95
Member 1 Equity	-626,828.41
Member 1 Equity:Member 1 Contributions	357,695.58
Member 1 Equity:Member 1 Draws	153.00
Opening Balance Equity	0.00
Retained Earnings	630,990.84
SAFE - David Trudeau	100,000.00
SAFE - Deborah Miles	1,000.00
SAFE - Foothill Productions	619,209.70

Pure Wild Co Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Petty Cash	300.00
PW Inc Checking	20,959.31
Wells Fargo Checking 8176	-5,241.45
Total Bank Accounts	**$16,017.86**
Accounts Receivable	
Accounts Receivable	17,506.42
Total Accounts Receivable	**$17,506.42**
Other Current Assets	
Amazon Clearing	0.00
Inventory Asset	88,026.79
Deferred Inventory	0.00
Raw Materials	423,001.21
Total Inventory Asset	**511,028.00**
MM - Cash Holding	0.00
PayPal Clearing	0.00
Prepaid Expenses	158.41
Shopify Clearing	0.00
Undeposited Funds	-201.00
Total Other Current Assets	**$510,985.41**
Total Current Assets	**$544,509.69**
Fixed Assets	
Accumulated Amortization	-59,161.00
Accumulated Depreciation	-2,178.53
Furniture and Fixtures	0.00
Intangible Assets - Website	177,500.00
Leasehold Improvements	3,616.00
Total Fixed Assets	**$119,776.47**
TOTAL ASSETS	**$664,286.16**

I, CINDY CONVERY , the CEO(Principal Executive Officers) of PUREWILD CO. INC. hereby certify that the financial statements of PUREWILD CO. INC and notes thereto for the periods ending 2022 (first Fiscal Year End of Review) and 2023 second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

PUREWILD CO. INC. has not yet filed its federal tax return for 2023

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the APRIL 16, 2024 (Date of Execution).

_____ (Signature)

Cynthia Convery CEO

April 26, 2024 (Date)

			COMMON STOCK	PAID IN CAPITAL		ACCUMULATED DEFICIT		STO DEF
INCEPTION			10,000,000					
ISSUANCE FOUNDER STOCK			10,000,000					
SHARES ISSUED FOR SERVICES								
NET INCOME (LOSS)								
31-Dec-21								
SHARES ISSUED FOR SERVICES			0					
STOCK OPTION COMPENSATION			0					
NET INCOME (LOSS)								
31-Dec-22								
SHARES ISSUED DEBT CONVERSION			0					
SHARE ISSUED FOR CASH			0					
SHARED ISSUED FOR CASH			0					
NET INCOME (LOSS)								
31-Dec-23								

	COMMON STOCK	PAID IN CAPITAL	ACCUMULATED DEFICIT
INCEPTION	10,000,000		
ISSUANCE FOUNDER STOCK	10,000,000		
SHARES ISSUED FOR SERVICES			
NET INCOME (LOSS)			
31-Dec-21			
SHARES ISSUED FOR SERVICES	0		
STOCK OPTION COMPENSATION	0		
NET INCOME (LOSS)			
31-Dec-22			
SHARES ISSUED DEBT CONVERSION	0		
SHARE ISSUED FOR CASH	0		
SHARED ISSUED FOR CASH	0		
NET INCOME (LOSS)			
31-Dec-23			

STOCKHOLDERS
DEFICIT

CERTIFICATION

     I, Cynthia Convery, Principal Executive Officer of PureWild Co Inc, hereby certify that the financial statements of PureWild Co Inc included in this Report are true and complete in all material respects.

Cynthia Convery

CEO